5215 W. Laurel Street Tampa, FL 33607 Tele: (813) 876-1776 Fax: (813) 870-1921

November 5, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention: Melissa Raminpour

Re:	Odyssey Marine Exploration, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2014 (the “Form 10-K”)

Filed March 16, 2015

SEC File No.: 001-31895

Dear Melissa Raminpour:

The purpose of this letter is to respond to the Staff’s comment letter of October 22, 2015 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Note N – Deferred Income and Revenue Participation Rights, page 57

1.	We note that your deferred income balance related to the contract with Galt Resources on the HMS Victory project has not yet been recognized due to the project remaining in the UK courts at the current time. We further note a UK Telegraph article from February 15, 2015 that implies that the Maritime Heritage Foundation has only £65,000 and there is believed to be no treasure at the site and therefore you would be performing the work as pro bono work for its historical significance. In light of this article, please explain to us why you believe your deferred revenue is recoverable and explain in further detail your obligations to Galt Resources in the event there is no treasure at the site of the HMS Victory. Your response should clearly explain your liability to Galt in the event you are not paid from the HMS Victory project given that Galt has already paid for revenue participation rights in the project.

There are currently no UK Court proceedings concerning the HMS Victory Project. The UK Courts are thus not impacting the recognition of the deferred income balance.

In the agreement with Galt, and as noted in our most recent Form 10-K and 10-Q describing the Galt Resources Syndication deal “If the project is successful and generates sufficient proceeds… Galt’s investment return will be paid out of the project proceeds.” Odyssey only has to pay sums to Galt if

Securities and Exchange Commission

October 1, 2013

Page -2-

Odyssey itself receives proceeds from the project. If the project is not successful or does not generate sufficient proceeds to Odyssey, there is no further obligation to Galt. The deferred revenues (liability balance) can only be recognized as (Income Statement) revenues by Odyssey if Odyssey pays the amounts due to Galt from the selected shipwreck project. The Galt agreement contains no time limit and since we have not been able to perform the archaeological excavation yet, this deferred income remains on our balance sheet. If the archaeological excavation occurs and it is determined that no proceeds will ever be available to Odyssey (and Galt), then we would credit the balance to “other income”.

The Maritime Heritage Foundation (“MHF”) has little cash today because they have not conducted any fundraising efforts in advance of final permission from the UK Government to proceed with the archaeological investigation and recovery of at-risk artefacts from the HMS Victory (1744) in accordance with the approved Project Design.

We believe that no adjustment is needed to our prior 10-K and 10-Q filings to address the SEC Comment above. However we are adding this additional explanation in our current 10-Q filing under the section “NOTE M – DEFERRED INCOME AND REVENUE PARTICIPATION RIGHTS”:

There is no expiration date on the Galt deal for the HMS Victory project. If the archaeological excavation of the shipwreck is performed and insufficient proceeds are obtained, then the deferred income balance will be recognized as other income. If the archaeological excavation of the shipwreck is performed and sufficient proceeds are obtained, then the deferred income balance will be recognized as revenue.

2.	In a related matter, given that your disclosure on page five indicates that although the Ministry of Defence gave its consent to proceed with excavations and withdrew such consent in March 2015, please explain to us the reasons for the withdrawal of consent and clearly explain the nature of the Judicial Review by the United Kingdom government concerning the HMS Victory project.

A single British citizen who is opposed to our project threatened to file for a judicial review of the UK Ministry of Defence’s (“MOD”) decision to consent to the archaeological investigation and recovery of at-risk artefacts from the HMS Victory (1744) in accordance with the approved Project Design. The UK judicial review process is a challenge to the way in which a decision has been made, rather than the rights or wrongs of the conclusions reached. In recent years, this process has been used by some pressure groups and campaigners as a delaying tactic or to generate publicity.

The individual who threatened the judicial review is a long-time campaigner against the project who has been citing the UK’s “policy” of abiding by the UNESCO Convention for the Protection of Underwater Cultural Heritage (to which the UK is not a signatory) as a reason to deny the project. The Project Design complies with UK law and also the archaeological principles of the Convention, even though the UK is not a signatory to this UNESCO convention. We have been advised that the MOD withdrew the original consent to avoid a costly review process and that the MOD will provide consent again in the coming months.

No Judicial Review has been granted or conducted in the UK concerning the MOD decision or the HMS Victory project. Only a threat of a Judicial Review was made and it concerned the way the decision was made by the UK government and did not concern Odyssey itself. We do not believe that any additional disclosure is necessary in our 10-K or 10-Q on this subject.

Securities and Exchange Commission

October 1, 2013

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In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (813) 505-7234 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Philip S. Devine

Philip S. Devine
Chief Financial Officer